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                                  EXHIBIT 6.8
                                  -----------
                             Paxton Ventures Corp
                               372 Fifth Avenue
                              New York, NY 10018
                                 212-239-2339
                               212-239-7440 fax


August 30, 1999

Mr. Burt Ensley, President
NuCycle Therapy, Inc... f/k/a Phytotech, Inc.
1 Deer Park Avenue
Monmouth Junction, NJ 08852

Dear Mr. Ensley:

This letter will set forth the approximate terms of a transaction or transactions to be consummated by, between and among NuCycle Therapy, Inc. (the "Company"), Paxton Ventures Corp ("Paxton") and a public corporation (the "Public Shell") to be introduced by Paxton. The letter and the terms and conditions set forth herein are expressions of the parties intent only and are not intended to be a final and binding contract. Completion of the transactions will be dependent upon a number of conditions precedent including but not limited to approval of the United States Bankruptcy Court of a formal plan of reorganization upon terms acceptable to Paxton and the negotiation, preparation and execution of definitive agreements and other documents encompassing the terms herein approved by both parties and their respective counsel.

     I.  Assumptions.
         -----------

         The Company will submit a plan of reorganization (the "Plan") to the UnitedStates Bankruptcy Court not later than November 1, 1999. The plan of reorganization will contain provisions substantially as follows:

          1. All secured debt will be converted into Preferred Stock convertible into approximately 884,572 shares of Common stock.

          2. All unsecured debt and accounts payable will be settled or converted into not more than 572,088 shares of Common stock.

          3. All existing common and preferred stock will be converted into not more than 1,550,000 shares of Common stock of one class. Not more than 80,000 shares will be issued to Rutgers University in connection with the transfer of certain intellectual property rights to the Company.

          4. All existing warrants and options are cancelled and replaced with new warrants to purchase not more than 460,000 shares with an exercise price of not less than $8.00 per share. 150,000 warrants will be issued to IK Capital Inc with an

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Mr. Burt Ensley
August 30, 1999
Page 2

              exercise price equal to the conversion price of the notes issued in connection with the new financing. The warrants will not provide for cashless exercise.

          5. Upon consummation of the plan the company will have net working capital of not less than $400,000, long term debt of not more than $150,000 and net worth of not less than $500,000.

     II.  Going Public Transaction
          ------------------------

          Paxton will assist the Company in arranging for a "Going Public Event". A Going Public Event shall mean any event after which the new common stock of the Company outstanding after the approval of the Plan ("Newco Stock") shall become publicly traded, including but not limited to (1) the filing of a Form 10-SB and form 15C-211 and the commencement of public trading of the Company's common stock, (2) a merger or acquisition by an existing Public corporation, (3) a merger with a subsidiary of a Public corporation or a Public Shell and subsequent Spin-Off of the subsidiary's stock to the Public Shell's shareholders. The Going Public Event shall be upon terms substantially as follows:

          1. The current and new shareholders of the Company after completion of the Bankruptcy Reorganization would receive Newco Stock such that their combined equity will be approximately 65% of the available equity in the case of Spin-Off or merger and 75% in the case of a Form 10-SB filing, including shares held for conversion of the convertible Preferred stock issued in connection with the Plan.

          2. The officers and directors of the Company would assume similar positions with Newco along with representatives on the Board of Directors of the Public Shell and Paxton.

          3. In the event of a Spin-Off transaction, the Public Shell will declare a stock dividend (the "Spin-off") of Newco Stock and thereafter distribute up to 10% of the Newco Stock to its shareholders.

          4. The Company and the Public Shell, if necessary, will cooperate in the filing of a Registration Statement or Form 10 covering the Newco Stock, and use their best efforts to create a public trading market for Newco. The Company agrees that all Newco Stock or convertible equities will be restricted or otherwise locked up for the period of time sufficient to establish an orderly market for Newco Stock, which shall be not less than 12 months after the Going Public Event.

          5. The costs of the registration statement and/or Form 10 and related legal services will be borne by the Company or Newco.

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Mr Burt Ensley
August 30, 1999
Page 3


          6. If market conditions permit additional Newco Stock will be sold directly to the public upon prices and terms to be determined.

     III. New Financing
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          Upon completion of the Going Public Event, Paxton or its successors or assigns will purchase a new issue of Company or Newco convertible subordinated notes in the minimum amount of $300,000 and up to a maximum amount of $500,000. The Notes will be convertible into Newco Stock at a price of $2.00 per share or 85% of the then current market price of Newco Stock. Interest at the rate of 8% will accrue for the first twelve 12 months and be payable semi-annually thereafter.

     IV.  Transaction Fees and Expenses
          -----------------------------

          In connection with the Going Public Event and related financing the Company agrees to issue an aggregate of not less than 35% of issued and outstanding Newco Stock to Paxton and the Pubic Shell in the case of a Merger or Spin-Off and 25% in the case of a Form 10 filing. The Company acknowledges that Paxton, its successors or assigns, and the Public Shell may allocate the Newco Stock, by, between and among Paxton, the Public Shell and the shareholders in any manner in their sole discretion. The Public Shell may be an existing client of Paxton. Paxton may have a significant equity stake in the Public Shell and that in addition to any other fees, expenses or other consideration payable hereunder that Paxton may receive cash remuneration, shares of stock or other securities from the Public Shell or Newco Stock.

          Notwithstanding the foregoing, the Company agrees that upon completion of the Plan, in the event the Going Public Event is not completed for any reason, Paxton, or its successors or assigns, will receive minimum transaction fees and reimbursements as follows:

          1.  Newco Stock equal to 5% of the outstanding shares.

          2. Reimbursement of expenses and costs in an amount not to exceed $25,000.

     V.   Conditions Precedent
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          Completion of the transactions contemplated herein will be dependent upon a number of conditions precedent including; (i) satisfactory completion of a due diligence review of the Company assets, including intellectual property, liabilities and operations, (ii) approval of the Bankruptcy Reorganization Plan,
(iii) commencement of shipments of commercial quantities of the Company's products, (iv) no material change in the business, assets, shareholdings and prospects of the Company, (v) completion of audited financing statement for period ended March 31, 1999, (vi) the parties shall have executed definitive agreements and related documentation containing representations, warranties, covenants, terms and conditions customary for transactions of this nature and otherwise satisfactory to counsel for both sides, (vi) the parties shall have obtained all court, shareholder and/or board approvals as are necessary.

     VI.  Other matters
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Mr. Burt Ensley
August 30, 1999
Page 4

          In connection with Paxton's activities on the company's behalf, the Company will cooperate with Paxton and will furnish Paxton all information and data concerning the Company, the Company's financing requirements, financing strategies and to the extent available, access to the Company's officers, directors, employees, independent accountants and legal counsel. The company represents and warrants that it will use its best efforts to ensure that all information made available to Paxton will at all times during the period of engagement by Paxton hereunder be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit a material fact in order to make the statement therein misleading or fail to state any facts or circumstances of a material nature and will notify Paxton in writing of any changes or developments which might render any information previously made available to Paxton by the Company not correct in any material respect.

          If the above is in accordance with your understanding please so indicate your agreement by signing in the place provided below and in addition make a good faith deposit towards our due diligence expenses in the amount of $15,000. This due diligence deposit will not be refundable in the event that the transactions contemplated hereunder do not close.

          This agreement is made subject to approval of the Bankruptcy Court.


                                   Paxton Ventures Corp

                                   By:  /s/ Lorenzo A. De Luca
                                      ------------------------
                                      Lorenzo A. De Luca

     Agreed to an accepted
     Nucyle Therapy, Inc.
     f/k/a Phytotech Inc.


     By: /s/ Burt Ensley
         ------------------
         Burt Ensley, Pres.

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